SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER

Pursuant to Rule 13a-16 or 15d-16 of
the Securities Exchange Act of 1934

 For the month of April, 2013

AVIVA PLC

 (Translation of registrant's name into English)

ST HELEN’S, 1 UNDERSHAFT
LONDON EC3P 3DQ
(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F X     Form 40-F

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the
Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes      No X

If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82-

24 April 2013

COMPLETION OF SETTLEMENT WITH SPANISH PARTNER BANKIA

Aviva plc ("Aviva") announces that it has received €6081 million in cash from Bankia S.A. ("Bankia") following settlement and transfer of its entire holding in Spanish joint venture Aseval to Bankia.

The completion on this transaction demonstrates the delivery of our strategic imperatives and improves our liquidity and capital position.

Enquiries:

Media

Yasmin Saleh                                                                          +44 (0)7800 694 312
Sarah Swailes                                                                         +44 (0)20 7662 6700

Analysts

David Elliot                                                                             +44 (0)20 7662 8048

Notes to editors:

• Aviva provides 34 million customers with insurance, savings and investment products.

• We are the UK's largest insurer and one of Europe's leading providers of life and general insurance.

• We combine strong life insurance, general insurance and asset management businesses under one powerful brand.

• We are committed to serving our customers well in order to build a stronger, sustainable business, which makes a positive contribution to society, and for which our people are proud to work.

• The Aviva media centre at www.aviva.com/mediaincludes images, company and product information and a news release archive

• For broadcast-standard video, please visit http://www.aviva.com/media/video/.

• Follow us on twitter: www.twitter.com/avivaplc

___________________________

1 Total cash proceeds converted to sterling at an exchange rate of €1 / £0.81 represent £495m

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Date 23 April, 2013
AVIVA PLC

By: /s/ K.A. Cooper

K.A. Cooper
Group Company Secretary